Interim Financial Information

Flex LNG Ltd.

Fourth Quarter 2022
February 14, 2023

February 14, 2023 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the year ended December 31, 2022.

Highlights:
•Vessel operating revenues of $97.9 million for the fourth quarter 2022, compared to $91.3 million for the third quarter 2022.
•Net income of $41.4 million and basic earnings per share of $0.78 for the fourth quarter 2022, compared to net income of $46.6 million and basic earnings per share of $0.88 for the third quarter 2022.
•Average Time Charter Equivalent1 ("TCE") rate of $81,699 per day for the fourth quarter 2022, compared to $75,941 per day for the third quarter 2022.
•Adjusted EBITDA1 of $79.1 million for the fourth quarter 2022, compared to $70.9 million for the third quarter 2022.
•Adjusted net income1 of $54.5 million for the fourth quarter 2022, compared to $42.2 million for the third quarter 2022.
•Adjusted basic and diluted earnings per share1 of $1.02 for the fourth quarter 2022, compared to $0.79 for the third quarter 2022.
•In December 2022, the Company has issued 409,741 ordinary shares under the ATM program, for aggregate gross proceeds of $14.8 million or $36.09 per share with aggregate net proceeds of $14.5 million.
•In January 2023, the Company signed 12-year sale and leaseback agreements for Flex Amber and Flex Artemis of $170 million and $160 million respectively, with a margin of 215 basis points per annum.
•In February 2023, the Company signed term sheets for a $180 million 10-year sale and leaseback with an Asian-based lease provider for Flex Rainbow.
•In February 2023, the Company received credit approved term sheets for a $290 million term and revolving credit facility with a margin of 1.85%, a 6 year tenor and a 22 year age-adjusted repayment profile.
•As per date of this report, the Company has SOFR and LIBOR based interest rate swaps with aggregate notional principals of $481 million and $260 million respectively. The weighted average SOFR interest rate is 1.72% with weighted average duration of 6.7 years. Whilst the weighted average LIBOR interest rate is 1.11% with a weighted average duration of 2.3 years.
•The Company declared a dividend for the fourth quarter 2022 of $1.00 per share, consisting of a quarterly dividend of $0.75 per share and a special dividend of $0.25 per share.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss)* and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

1	Flex LNG Ltd. Fourth Quarter Results 2022

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“We today release the fourth quarter and full year 2022 results for Flex LNG, and we are pleased to report that our Revenues came in at $98 million which was in line with guidance of $95-98 million. Net income was a solid $41 million with an even healthier adjusted net income of $55 million, reflecting the fact that we realized profits on part of our interest rate derivative portfolio prior to long term rates slumping due to lower US inflation numbers. This resulted in earnings per share and adjusted earnings per share of $0.78 and $1.02 respectively.

During the quarter we continued building attractive charter backlog with minimum 14 years added through an agreement with Cheniere to extend three ships which they already had on Time Charter from us. This agreement added additional earnings visibility to our company. Altogether, we added a total of minimum 38 years of backlog during 2022 through extension of Time Charters with existing customers and our first two fully open positions are now in 2027 which coincide nicely with the next wave of LNG volumes coming to the market in that period. We are therefore upbeat about the prospects for adding additional long term charter backlog for those two ships in due course.

We today also announce that our extensive balance sheet optimization program, which we initiated in November 2021, is now finalized with refinancing secured for the last three ships. As we have added significant charter backlog through 2021 and 2022, we have been able to utilize our de-risked chartering profile to replace all our existing debt with new debt financing with improved terms and conditions. In total, we have secured more than $2bn of new financing during this period and once all the debt is drawn and executed, we expect to release in total $387m in net cash proceeds from this process. This will add further liquidity to our already substantial cash balance. So, with the recent addition of charter backlog coupled with the refinancing process we will have a river of cashflow into a vast pool of liquidity which provides us with ample room to continue paying attractive regular dividends to our shareholders. Given our strong financial position, the Board has therefore decided to pay a special dividend of $0.25 per share in addition to the quarterly dividend of $0.75, bringing the dividend to $1.00 per share for the fourth quarter and in total $3.75 per share declared for 2022. This provides our investors with a solid income stream yielding about 11 per cent.

Going forward we do expect our financial performance to further improve as we are fully booked for 2023. We expect revenues to grow from $348 million in 2022 to around $370 million for 2023, driven by higher Time Charter Equivalent Earnings which we expect to be around $80,000 per day in 2023, an improvement from the $72,800 per day delivered in 2022. Revenues are expected to increase despite us carrying out our first five-year special surveys for four ships with associated off-hire during 2023. Lastly, I would like to extend my gratitude to all personnel both at sea and shore which have contributed to the results presented today.”

2	Flex LNG Ltd. Fourth Quarter Results 2022

Business Update and Fleet Overview
In November 2022, the Company signed extension options with Cheniere Marketing International LLP (“CMI”) for the three LNG carriers Flex Endeavour, Flex Ranger and Flex Vigilant. Under the agreement CMI early declares the original 1+1-year optional periods for all the three vessels. Additionally, the Company and CMI have agreed to an extension of the existing Time Charter Agreements for Flex Endeavour and Flex Vigilant:
•The minimum firm extension period for Flex Endeavour is 1,300 days from Q1-2027 to Q3-2030. In addition, CMI has a 500-days extension option to be declarable in Q2-2024 for the period Q3-2030 to Q1-2032. In the event this 500-days option is declared, CMI will also have the option to extend Flex Endeavour for a further one-year period from Q1-2032 to Q1-2033.
•The minimum firm extension period for Flex Vigilant is 1,600 days from Q2-2026 to Q4-2030. In addition, CMI has a 200-days extension option to be declarable in Q3-2023 for the period Q4-2030 to Q2-2031. In the event this 200-days option is declared, CMI will also have the option to further extend Flex Vigilant for a two-year period from Q2-2031 to Q2-2033.
•Flex Ranger will now be redelivered to the Company in March 2027 after completing her original 5.5-year Time Charter with CMI.

In February 2023, Flex Rainbow commenced her 10 year fixed rate time charter, signed in June 2022, with a global trading company, in direct continuation of her existing charter.

The Company's fleet has zero open days in 2023 and 95% contract coverage in 2024, depending on charters' decision to utilize an extension option. In addition, we have one vessel exposed to the spot market via a variable rate long-term charter. As of the date of this report, the firm contract backlog for our time charters is 60 years, which may increase to 87 years with declaration of charterer's options. Our next open vessel will be in 2024 at the earliest, depending on charterers' decision to utilize the extension options.

We are required to drydock each vessel once every five years and we have four vessels scheduled for drydock in 2023 and a further two vessels scheduled for drydock in 2024.

The following table sets forth an overview of Our Fleet as of February 14, 2023:

3	Flex LNG Ltd. Fourth Quarter Results 2022

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2030	Q1 2033
Flex Enterprise	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	DSME	173,400	MEGI+PRS	0.075%	Q2 2024	Q2 2027
Flex Courageous	2019	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q3 2029	NA
Flex Artemis	2020	DSME	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	DSME	173,400	MEGI+FRS	0.035%	Q1 2025	Q1 2029
Flex Freedom	2021	DSME	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q4 2030	Q2 2033

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4)	Where charterer's have option(s) to be declared on a charter; the expiration provided assumes all options have been declared for illustrative purposes.

Finance update
As of December 31, 2022, the Company had cash, cash equivalents and restricted cash of $332.4 million, which includes the fully drawn revolving tranche of $250.0 million under the $375 Million Facility.

As of December 31, 2022, the Company had total long-term debt of $1,714.7 million, with the current portion and non-current portion of long-term debt split as $95.5 million and $1,619.2 million respectively.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of December 31, 2022, the Company had fixed interest rates on an aggregate notional principal of $691.0 million. The interest rate swaps with a fixed rate of interest based on LIBOR had an aggregate notional principal of $260.0 million and a weighted average fixed interest rate of 1.11% with a weighted average duration of 2.4 years. The interest rate swaps with a fixed rate of interest based on SOFR had an aggregate notional principal of $431.0 million and a weighted average fixed interest rate of 1.54% with a weighted average duration of 6.5 years.

In the fourth quarter 2022, the Company further amended and optimized the interest rate derivative portfolio, whereby the total notional principal has been reduced by $19.0 million from $710.0 million to $691.0 million and the

4	Flex LNG Ltd. Fourth Quarter Results 2022

total weighted average duration has been reduced from 7.1 years to 4.9 years. In the fourth quarter, the Company also terminated three interest rate swaps by settling their fair value for a total cash proceeds of $14.4 million.

In November 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering ("ATM"). In December 2022, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate proceeds of $14.5 million, with an average net sales price of $35.36 per share.

In November 2022, the Company filed a registration statement to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan ("DRIP"), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors from time to time up to the amount registered under the plan.

In December 2022, the Company and an Asian-based lease provider signed term sheets for a sale and leaseback agreement for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel will be sold for a consideration of $180 million, with a bareboat charter of approximately 9.9 years back-to-back with the time charter for Flex Rainbow with an international trading house. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price in Q1 2028, in Q1 2030 and at the end of the charter in Q1 2033. In connection with the re-financing of Flex Rainbow, the Company will repay Flex Aurora's outstanding amount under the $629 Million Facility, which will subsequently replace Flex Rainbow via an asset swap under the $375 Million Facility. The re-financing is expected to be completed in March 2023, subject to final documentation and customary closing conditions.

In January 2023, the Company entered into an interest rate swap agreement with a notional principal of $50 million. The swap has a fixed interest of 3.26% swapped for SOFR and a duration of ten years.

5	Flex LNG Ltd. Fourth Quarter Results 2022

In January 2023, the Company signed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis, to re-finance their existing facilities, the Flex Amber Sale and Leaseback and the Flex Artemis tranche of the $629 Million Facility, respectively. Under the terms of the agreements, the vessels will be sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and the Company have the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The Flex Amber Sale and Leaseback was closed in February 2023 and Flex Artemis, which is subject to customary closing conditions, is expected to be closed in late February 2023.

In February 2023, the Company received credit approved term sheets for a $290 million term and revolving credit facility, for the vessels, Flex Freedom and Flex Vigilant, to re-finance their remaining tranches of the $629 Million Facility. The facility has an interest rate of SOFR plus a margin of 185 basis points per annum. The facility is split as a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of 6 years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years. The agreement is expected to be signed in the first quarter 2023 and is subject to final documentation and customary closing conditions.

Results for the three months ended December 31, 2022 and September 30, 2022
The Company recorded vessel operating revenues of $97.9 million for the fourth quarter 2022, compared to $91.3 million in the third quarter 2022. This increase in revenues is principally due to improved market rates, which increased revenues on our existing variable rate hire contract.

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.2 million in the fourth quarter 2022, compared to $0.4 million in the third quarter 2022.

Vessel operating expenses were $16.2 million in the fourth quarter 2022, compared to $17.5 million in the third quarter 2022. The decrease in vessel operating expenses is primarily because of a decrease in crew costs as a result of fewer COVID costs and crew changes in the quarter and an overall decrease in technical expenses such as spares, services and stores.

Administrative expenses were $2.3 million in the fourth quarter 2022, compared to $2.3 million in the third quarter 2022.

6	Flex LNG Ltd. Fourth Quarter Results 2022

Depreciation was $18.2 million in the fourth quarter 2022, compared to $18.2 million in the third quarter 2022.

Interest income was $1.1 million in the fourth quarter 2022, compared to $0.6 million in the third quarter 2022. The increase is principally due to the increase in the deposit rates on cash and cash equivalents

Interest expense was $24.5 million in the fourth quarter 2022, compared to $21.6 million in the third quarter 2022. The increase is primarily due to the increase in the floating rate of interest.

Extinguishment costs of long-term debt were $1.7 million in the fourth quarter 2022, compared to $12.6 million in the third quarter 2022. In the fourth quarter 2022, the Company recorded direct costs of $0.2 million and recorded a write-off of unamortized debt issuance costs of $1.5 million due to the extinguishment of Flex Resolute tranche under the $629 Million Facility. In the third quarter 2022, the Company recorded direct costs $10.9 million and recorded a write-off of unamortized debt issuance costs of $1.7 million upon the re-delivery of Flex Enterprise and Flex Endeavour under the Hyundai Glovis Sale and Charterback.

The Company recorded a gain on derivatives of $4.9 million in the fourth quarter 2022, which includes an unrealized gain of $2.1 million. This compares to a gain on derivatives for the third quarter 2022 of $28.4 million, which includes an unrealized gain of $27.3 million. In the fourth quarter 2022, there was a decrease in the long-term forward interest rate curve which reduces the value of the Company's interest rate swaps. However, in the quarter, the Company amended the derivative portfolio reducing average duration and notional amount hedged, in addition to realizing three swaps, which had an offsetting effect to the change in the forward rate curve. In the third quarter, there was a steep increase in the forward rate interest curve which resulted in a more significant gain on the change in fair value of the Company's interest rate swaps.

The Company recorded a foreign exchange gain of $1.0 million in the fourth quarter 2022, compared to a loss of $0.9 million in the third quarter 2022. Foreign exchange gains and losses are primarily derived from fluctuations in the value of NOK cash balances against their USD value.

Other financial items were $0.1 million in the fourth quarter 2022, compared to $0.1 million in the third quarter 2022.

Net income for the fourth quarter 2022 was $41.4 million and basic earnings per share of $0.78, compared to a net income of $46.6 million and basic earnings per share of $0.88 for the third quarter 2022.

Adjusted EBITDA2 was $79.1 million for the fourth quarter 2022, compared to $70.9 million for the third quarter 2022.
2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

7	Flex LNG Ltd. Fourth Quarter Results 2022

Adjusted net income3 for the fourth quarter 2022 was $54.5 million and adjusted earnings per share of $1.02, compared to an adjusted net income of $42.2 million and adjusted earnings per share of $0.79 for the third quarter 2022.

The time charter equivalent rate3 for the fourth quarter 2022 was $81,699 per day compared to $75,941 per day for the third quarter 2022.

Results for the year ended December 31, 2022 and December 31, 2021
Vessel operating revenues were $347.9 million for the year ended December 31, 2022 compared to $343.4 million for the year ended December 31, 2021. The vessel Flex Vigilant was delivered in May 2021 and therefore had more available days in the year ended December 31, 2022 compared to 2021, resulting in increased revenues. Additionally, a higher proportion of Our Fleet was on long-term fixed rate time charters in 2022 at improved rates when compared to 2021. Furthermore, this has an offsetting effect due to the reduction in vessels exposed to the spot market in 2022 compared to 2021, which can significantly reduce revenue volatility in seasonal quarters.

Voyage expenses were $2.5 million for the year ended December 31, 2022 compared to $3.3 million for the year ended December 31, 2021.

Vessel operating expenses were $63.4 million for the year ended December 31, 2022, compared to $61.2 million for the year ended December 31, 2021. In the year ended December 31, 2022, there was an out-of-period adjustment of $2.9 million as further described in Note 2. With the exception of the aforementioned adjustment, there was an increase in operating expenses which is explained by the increase in Our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021, an increase in the overhaul cost for some of our vessels as part of their regular maintenance schedules.

Administrative expenses were $9.1 million for the year ended December 31, 2022 compared to $7.9 million for the year ended December 31, 2021. The increase in administrative expenses is due to: the increase in audit fees due to increased scope, including internal controls testing in 2022; increase in registrar fees due to compliance with new regulations; increase in legal costs in relation to the ATM program; and an increase in amortization of share-based compensation due to share options issued to management in the period August 2021 to May 2022. These were offset by a reduction in the cost of directors and officers insurance.

3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

8	Flex LNG Ltd. Fourth Quarter Results 2022

Depreciation for the year ended December 31, 2022 amounted to $72.2 million compared to $69.8 million for the year ended December 31, 2021. The increase in depreciation is due to the increase in Our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021.

Interest income was $2.0 million in the year ended December 31, 2022, compared to $0.0 million in the year ended December 31, 2021. The increase is principally due to the increase in the deposit rates on cash and cash equivalents.

Interest expenses were $76.6 million in the year ended December 31, 2022, compared to $56.2 million in the year ended December 31, 2021. The increase in interest is due to the increase in the floating rate of interest, based on SOFR and LIBOR, and an increase in long-term debt.

Extinguishment costs of long-term debt were $16.1 million in the year ended December 31, 2022, compared to $1.2 million in the year ended December 31, 2021. In the year ended December 31, 2022, the Company recorded direct costs of $11.1 million in relation to the extinguishment of the Flex Resolute tranche, under the $629 Million Facility and the Hyundai Glovis Sale and Charterback, and recorded a write-off of unamortized debt issuance costs of $5.0 million. In the year ended December 31, 2021, the Company recorded a write-off of unamortized debt issuance costs of $1.2 million.

The Company recorded a net gain on derivatives of $79.7 million in the year ended December 31, 2022, which includes an unrealized gain of $78.2 million and a realized gain on derivatives of $1.5 million. The positive development of interest rates in the year has resulted in this increase in the fair value of our interest rate swap derivatives. This compares to a net gain on derivatives of $18.4 million in the year ended December 31, 2021, which includes an unrealized gain of $24.4 million and a realized loss of $6.0 million.

The Company recorded a foreign exchange loss of $1.0 million in the year ended December 31, 2022, compared to a gain of $0.3 million in the year ended December 31, 2021.

Other financial items were $0.5 million in the year ended December 31, 2022, compared to a $0.2 million in the year ended December 31, 2021.

The Company reported a net income of $188.0 million and basic earnings per share of $3.53 for the year ended December 31, 2022, compared to a net income of $162.2 million and basic earnings per share of $3.04 for the year ended December 31, 2021.

9	Flex LNG Ltd. Fourth Quarter Results 2022

Adjusted EBITDA4 for the year ended December 31, 2022, was $272.3 million compared to $270.8 million for the year ended December 31, 2021.

Adjusted net income4 for the year ended December 31, 2022, was $150.7 million and adjusted earnings per share of $2.83, compared to an adjusted net income of $138.7 million and adjusted earnings per share of $2.60 for the year ended December 31, 2021.

The time charter equivalent rate4 for the year ended December 31, 2022, was $72,806 per day compared to $74,536 per day for the year ended December 31, 2021.

Cash Flow for the three months ended December 31, 2022 and September 30, 2022
Total cash, cash equivalents and restricted cash was $332.4 million as at December 31, 2022, compared to $271.2 million as at September 30, 2022.

Net cash provided by operating activities in the fourth quarter 2022 was $53.4 million, compared to $71.9 million in the third quarter 2022. Net cash provided by operating activities for the fourth quarter 2022 included net income, after adjusting for non-cash items, of $59.3 million compared to $50.7 million in the third quarter 2022. The Company had negative working capital adjustments of $6.0 million for the fourth quarter 2022, compared to positive working capital adjustments of $21.2 million in the third quarter 2022.

Net cash used in investing activities in the fourth quarter 2022 was $nil, compared to $0.0 million used in investing activities in the third quarter 2022.

Net cash provided by financing activities was $6.8 million in the fourth quarter 2022, compared to $83.5 million used in financing activities in the third quarter 2022. Net cash provided by financing activities in the fourth quarter 2022 included the drawdown and subsequent repayment of $225.0 million under the $375 Million Facility and a drawdown of $150.0 million under the Resolute $150 Million Facility. This was offset by regular repayments of long-term debt of $16.5 million, prepayment of long-term debt of $113.8 million in relation to the termination of the Flex Resolute tranches under the $629 Million Facility and financing costs of $1.6 million. The Company also realized direct extinguishment costs of $0.2 million due to the termination of the Flex Resolute tranche under the $629 Million Facility. Furthermore, the Company recorded cash proceeds on the termination of derivative instruments of $14.4 million and net proceeds from the issuance of shares, under the ATM program, amounting to $14.5 million.

Net cash used in financing activities in the third quarter 2022 included the drawdown and subsequent repayment of $125.0 million under the $375 Million Facility, a drawdown of $150.0 million under the Flex Enterprise $150 Million
4 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

10	Flex LNG Ltd. Fourth Quarter Results 2022

Facility and a drawdown of $125.0 million under the term tranche of the $375 Million Facility. This was offset by regular repayments of long-term debt of $26.4 million, prepayment of long-term debt of $263.1 million in relation to the termination of the Hyundai Glovis Sale and Charterback and financing costs of $2.0 million. The Company also realized direct costs due to the extinguishment of the Hyundai Glovis Sale and Charterback, amounting to $10.9 million. Furthermore, the Company recorded cash proceeds on the termination of derivative instruments of $9.4 million and $0.9 million proceeds in relation to the distribution of treasury shares.

Dividend payments were $40.0 million in the fourth quarter 2022, compared to $66.4 million in the third quarter 2022. This decrease is due to the Company declaring a dividend rate of $0.75 per share in August 2022 and a special dividend of $0.50 per share in August 2022, both of which were paid in September 2022. Whereas, in November 2022, the Company declared a dividend rate of $0.75 per share, which was paid in December 2022.

Balance Sheet as at December 31, 2022
In the year ended December 31, 2022, there was depreciation of $72.2 million, bringing the net book value of vessels and equipment to $2,269.9 million as at December 31, 2022 compared to $2,342.2 million as at December 31, 2021.

As at December 31, 2022, total long-term debt was $1,714.7 million, compared to $1,633.4 million as at December 31, 2021, of which the current portion of long-term debt was $95.5 million and $81.5 million respectively.

In the year ended December 31, 2022, the following material factors resulted in an increase in the Company's long-term debt:
•Drawdown of $375.0 million under the term and revolving tranches of the $375 Million Facility;
•Drawdown of $320.0 million under the $320 Million Sale and Leaseback;
•Drawdown of $150.0 million under the Enterprise $150 Million Facility;
•Drawdown of $150.0 million under the Resolute $150 Million Facility;
•Write-off of unamortized debt issuance costs of $5.0 million upon extinguishment of long-term debt; and
•Regular amortization of debt issuance costs of $4.1 million.

Whereas, the following material factors resulted in a decrease in the Company's long-term debt:
•Regular repayment of debt of $85.3 million;
•Additions to debt issuance costs of $8.0 million;
•Prepayment of the full amount outstanding under the Hyundai Glovis Sale and Charterback of $263.1 million;
•Prepayment of the full amount outstanding for the vessel Flex Ranger under the $100 Million Facility and the $20 million addendum of $106.8 million;
•Scheduled reduction of the revolving tranche under the $100 Million Facility of $0.7 million;

11	Flex LNG Ltd. Fourth Quarter Results 2022

•Prepayment of the full amount outstanding for the vessels Flex Constellation and Flex Courageous under the $250 Million Facility of $217.2 million;
•Prepayment of the full amount outstanding under the Flex Rainbow Sale and Leaseback of $128.0 million; and
•Prepayment of the Flex Resolute tranche under the $629 Million Facility of $113.8 million.

As at December 31, 2022, total equity was $907.1 million compared to $889.4 million as at December 31, 2021. The movement in equity consists of net income in the year ended December 31, 2022 of $188.0 million, $1.3 million relating to share-based compensation and $14.5 million proceeds from the issuance of shares under the ATM program. This is offset by dividends paid in the year ended December 31, 2021 of $186.1 million.

12	Flex LNG Ltd. Fourth Quarter Results 2022

LNG Market Update
The fourth quarter witnessed a very tight shipping market resulting in a blow up in LNG spot rates and even firmer term charter rates. Independent owners remain mostly on the side lines, as charterers have paid up to secure vessels on term periods in fear of being short shipping capacity during peak demand season. Independent owners were behind just 10 per cent of fixtures concluded the last three months. Term rates remain supported by newbuild prices, which have come up a further 15% through 2022 to reach the current price of approximately $250 million. Consequently, and coupled with rising long term interest rates, the 10-year charter rate is quoted at $103,000 dollars per day (kpdr); nearly 50% above the long-term average according to industry sources. The spot market has been softer at the start of the year due to seasonal effects, less congestion and lower cargo prices. This was further exacerbated by a relatively mild winter in Europe and delayed reopening of the Freeport plant in the US which did not re-start cargo exports before Mid-February 2023

With ramp-up of regasification capacity, the spread between the Dutch Transfer Title Facility (TTF) main hub price and LNG delivered DES Northwest Euorpe (DES NWE) currently trades in a range of $1.0 per million British Thermal Units (mmBtu) to $2.0/mmBtu. The Eemshaven terminal in the Netherlands started operations in September 2022, while December witnessed the commencement of two FSRUs in Germany and one in Finland, significantly improving import capacity to the North-European gas market.

Europe imported nearly 130 million tonnes of LNG in 2022, an increase of 54% compared to 2021. France increased its imports by 11 million tonnes (79%), the UK by 7 million tonnes (57%) and Belgium by 6 million tonnes (152%). High rate of LNG imports was a partial driving force ensuring strong natural gas inventory build in Europe. The natural gas storage was 83% full at the end of 2022, which is up from 54% at the end of 2021 and up from an average of 70% full at year-end for the last ten years. Total gas inventories were equivalent to 930TWh. EU gross import of natural gas was down 2% according to energy consultancy firm Bruegel, due to lower pipeline imports from Russia. Hence inventories would not have been able to sustain such an inventory build without a deep demand response. Europe consumption of natural gas in 2022 fell by more than 10 per cent compared to 2021. The primary driver behind reduced consumption during the summer was lower rate of natural gas sourced to the industry, while the October and November reduction was to a large extent due to lower household demand caused by milder winter.

Increased LNG imports to Europe was largely enabled by China reducing the appetite for LNG cargoes. China imported 64 million tonnes of LNG in 2022, a reduction of more than 20% compared to 2021, due to reduced economic activity following implementation of zero Covid-19 policies, increased domestic production, and increased reliance on pipeline gas imports from Russia. Japan and Korea also reduced their import of LNG, albeit only marginally, while India reduced by a more significant 5 million tonnes (-16%) as this is a price sensitive market.

13	Flex LNG Ltd. Fourth Quarter Results 2022

The tug of war for LNG cargoes is likely to continue in 2023, driven by reversal of the zero Covid-19 policies in China which is also stimulating its economy. Forward curves as per start of February show JKM trading at a $1/mmBtu 2023-premium to LNG delivered to Europe.

Adding to already healthy inventory levels, Europe held another storage buffer by building up an armada of LNG vessels used for floating storage in the fourth quarter. During its peak towards the end of October, around 50 LNG vessels were used for floating storage, of which 50% carried cargoes destined for Europe, according to Kpler. The unwinding of floating storage normally results in a softer freight market unless this is compensated by increased ton/mileage. There are currently just three LNG vessels used for floating storage, thus on the margin nearly 10% of the fleet capacity has been made available over the last few months.

The ongoing global shift of LNG volumes, driven by Europe increasing its imports, have led to shorter sailing distances in the LNG trade. According to Fearnleys, tonne mile demand for 2022 was lower than for 2021 despite overall volume growth of 5%. Tonne-time, however, has been supported by lower sailing speeds and increased congestion.

For 2023, volume growth looks limited to small scale projects, most of which will commence towards the end of the year. Freeport has recently re-started exports after being closed since June 2022. According to IEA, LNG trade is expected to grow by 4% in 2023, which equates to 15-20 million tonnes. This compares to scheduled deliveries of 32 vessels according to Fearnleys. However, 65 per cent of the orderbook is expected to be delivered during the second half of 2023.

Newbuilding orders in 2022 came in at an all-time high of 169 vessels, according to Fearnleys, representing more than 25% of the current fleet. There are 64 and 85 newbuildings set for delivery in 2024 and 2025 respectively. New liquefaction volume will be limited in 2024, before an expansionary phase of new liquefaction trains come online from 2025 and onwards. This leaves a risk of loosening market balance in the next few years, however potentially remedied by growth in smaller-scale and flexible liquefaction solutions which have shorter time to market.

14	Flex LNG Ltd. Fourth Quarter Results 2022

Fourth Quarter 2022 Result Presentation
Flex LNG will release its financial results for the fourth quarter 2022 on Tuesday February 14, 2023.

In connection with the earnings release, a video webcast will be held at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link: https://events.webcast.no/flex-lng/YrvAzYJqnaDp7Z7oX33U/p9tqLnDsuXlQ1kEILMLY

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

15	Flex LNG Ltd. Fourth Quarter Results 2022

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns,

16	Flex LNG Ltd. Fourth Quarter Results 2022

potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflict between Russia and Ukraine, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

17	Flex LNG Ltd. Fourth Quarter Results 2022

Board of Directors of Flex LNG Ltd.

February 14, 2023

David McManus
Chairman of the Board of Directors

Steen Jakobsen
Director

Ola Lorentzon
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

18	Flex LNG Ltd. Fourth Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2022	2022	2021	2022	2021
Vessel operating revenues		97,929	91,260	114,589	347,917	343,448
Voyage expenses		(217)	(434)	(1,037)	(2,517)	(3,334)
Vessel operating expenses		(16,204)	(17,492)	(16,019)	(63,414)	(61,237)
Administrative expenses		(2,296)	(2,334)	(1,977)	(9,147)	(7,887)
Depreciation	7	(18,204)	(18,204)	(18,272)	(72,224)	(69,833)
Operating income		61,008	52,796	77,284	200,615	201,157
Interest income		1,060	649	21	2,005	41
Interest expense		(24,538)	(21,563)	(14,365)	(76,596)	(56,221)
Extinguishment costs of long-term debt	9	(1,747)	(12,631)	(1,209)	(16,102)	(1,209)
Gain on derivatives	10	4,875	28,449	7,382	79,682	18,399
Foreign exchange gain/(loss)		954	(947)	428	(967)	307
Other financial items		(134)	(139)	(40)	(497)	(170)
Income before tax		41,478	46,614	69,501	188,140	162,304
Income tax expense		(44)	(27)	(71)	(98)	(99)
Net income		41,434	46,587	69,430	188,042	162,205

Earnings per share:
Basic	3	0.78	0.88	1.31	3.53	3.04
Diluted	3	0.77	0.87	1.30	3.51	3.04

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2022	2022	2021	2022	2021
Net income		41,434	46,587	69,430	188,042	162,205
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		41,434	46,587	69,430	188,042	162,205

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Fourth Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		December 31,	September 30,	December 31,
	Note	2022	2022	2021
ASSETS
Current assets
Cash and cash equivalents	4	332,329	271,124	200,652
Restricted cash	4	72	44	518
Inventory		5,260	4,910	6,453
Other current assets	5	16,327	11,451	17,040
Receivables due from related parties	12	60	80	228
Total current assets		354,048	287,609	224,891

Non-current assets
Derivative instruments	10	55,515	67,820	5,862
Vessels and equipment, net	7	2,269,946	2,288,149	2,342,165
Other fixed assets		3	4	3
Total non-current assets		2,325,464	2,355,973	2,348,030
Total Assets		2,679,512	2,643,582	2,572,921

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	95,507	93,805	81,472
Derivative instruments	10	—	—	4,764
Payables due to related parties	12	328	455	348
Accounts payable		1,794	5,150	2,016
Other current liabilities	6	55,569	52,867	42,987
Total current liabilities		153,198	152,277	131,587

Non-current liabilities
Long-term debt	8,9	1,619,224	1,600,257	1,551,947
Total non-current liabilities		1,619,224	1,600,257	1,551,947
Total Liabilities		1,772,422	1,752,534	1,683,534

Equity
Share capital (December 31, 2022: 54,520,325 (September 30, 2022 and December 31, 2021: 54,110,584) shares issued, par value $0.10 per share)	13	5,452	5,411	5,411
Treasury shares at cost (December 31, 2022: 838,185 (September 30, 2022: 838,185 and December 31, 2021: 980,000))	14	(8,082)	(8,082)	(9,449)
Additional paid in capital	15	1,203,407	1,188,886	1,189,060
Accumulated deficit		(293,687)	(295,167)	(295,635)
Total equity		907,090	891,048	889,387
Total Equity and Liabilities		2,679,512	2,643,582	2,572,921

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. Fourth Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2022	2022	2021	2022	2021

OPERATING ACTIVITIES
Net income		41,434	46,587	69,430	188,042	162,205
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,204	18,204	18,272	72,224	69,833
Amortization of debt issuance costs		1,011	949	1,259	4,062	4,937
Extinguishment costs of long-term debt		1,747	12,631	1,209	16,102	1,209
Change in fair value of derivative instruments	10	(2,097)	(27,346)	(8,257)	(78,207)	(24,423)
Foreign exchange loss/(gain)		(954)	947	68	(47)	179
Share-based payments	15	72	89	(1,253)	331	(1,273)
Other		(76)	(1,322)	(220)	2,961	(4,404)
Changes in operating assets and liabilities, net:
Inventory		(350)	14	(538)	1,193	(2,797)
Other current assets	5	(4,876)	8,924	(4,537)	713	8,021
Receivables due from related parties	12	20	276	(64)	168	(62)
Payables due to related parties	12	(127)	230	(65)	(20)	36
Accounts payable		(3,356)	2,315	(1,414)	(222)	(1,357)
Other current liabilities	6	2,702	9,435	5,467	12,582	2,740
Net cash provided by operating activities		53,354	71,933	79,357	219,882	214,844

INVESTING ACTIVITIES
Purchase of other fixed assets		—	(1)	—	(5)	(4)
Additions to vessels and equipment, net		—	—	(17)	—	(265,930)
Net cash (used in)/provided by investing activities		—	(1)	(17)	(5)	(265,934)

FINANCING ACTIVITIES
Purchase of treasury shares	14	—	—	—	—	(7,788)
Repayment of long-term debt	9	(16,534)	(26,419)	(13,200)	(85,255)	(72,186)
Proceeds from revolving credit facilities	9	225,000	125,000	89,080	663,421	340,266
Repayment of revolving credit facilities	9	(225,000)	(125,000)	(89,737)	(414,079)	(297,895)
Prepayment of long-term debt	9	(113,764)	(263,067)	(120,313)	(828,829)	(120,313)
Proceeds from long-term debt	9	150,000	275,000	160,000	745,000	383,290
Extinguishment costs paid on long-term debt	9	(192)	(10,933)	—	(11,125)	—
Proceeds from termination of derivative instruments	10	14,402	9,388	—	23,790	—
Financing costs		(1,599)	(1,962)	(2,070)	(11,014)	(3,339)
Proceeds from issuance of shares	13	14,490	—	—	14,490	—
Proceeds from distribution of treasury shares	15	—	934	—	934	—
Dividends paid	3	(39,954)	(66,435)	(40,244)	(186,094)	(98,932)
Net cash provided by/(used in) financing activities		6,849	(83,494)	(16,484)	(88,761)	123,103

Effect of exchange rate changes on cash		1,030	(975)	151	115	195

21	Flex LNG Ltd. Fourth Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2022	2022	2021	2022	2021
Net increase/(decrease) in cash, cash equivalents and restricted cash		61,233	(12,537)	63,007	131,231	72,208

Cash, cash equivalents and restricted cash at the beginning of the period	4	271,168	283,705	138,163	201,170	128,962
Cash, cash equivalents and restricted cash at the end of the period	4	332,401	271,168	201,170	332,401	201,170

The accompanying notes are an integral part of these condensed consolidated financial statements.

22	Flex LNG Ltd. Fourth Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the year ended December 31, 2021:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2021	53,907,787	5,411	(1,661)	1,190,333	(358,908)	835,175
Shares repurchased	(597,203)	—	(5,257)	—	—	(5,257)
Share-based payments	—	—	—	72	—	72
Net income	—	—	—	—	47,228	47,228
Dividends paid	—	—	—	—	(16,085)	(16,085)
At March 31, 2021	53,310,584	5,411	(6,918)	1,190,405	(327,765)	861,133
Shares repurchased	(27,344)	—	(379)	—	—	(379)
Share-based payments	—	—	—	(154)	—	(154)
Net income	—	—	—	—	12,741	12,741
Dividends paid	—	—	—	—	(21,316)	(21,316)
At June 30, 2021	53,283,240	5,411	(7,297)	1,190,251	(336,340)	852,025
Shares repurchased	(152,656)	—	(2,152)	—	—	(2,152)
Share-based payments	—	—	—	62	—	62
Net income	—	—	—	—	32,806	32,806
Dividends paid	—	—	—	—	(21,287)	(21,287)
At September 30, 2021	53,130,584	5,411	(9,449)	1,190,313	(324,821)	861,454
Share-based payments	—	—	—	(1,253)	—	(1,253)
Net income	—	—	—	—	69,430	69,430
Dividends paid	—	—	—	—	(40,244)	(40,244)
At December 31, 2021	53,130,584	5,411	(9,449)	1,189,060	(295,635)	889,387

23	Flex LNG Ltd. Fourth Quarter Results 2022

For the year ended December 31, 2022:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2022	53,130,584	5,411	(9,449)	1,189,060	(295,635)	889,387
Share-based payments	—	—	—	94	—	94
Net income	—	—	—	—	55,761	55,761
Dividends Paid	—	—	—	—	(39,848)	(39,848)
At March 31, 2022	53,130,584	5,411	(9,449)	1,189,154	(279,722)	905,394
Distributed treasury shares	12,491	—	120	(120)	—	—
Share-based payments	—	—	—	76	—	76
Net income	—	—	—	—	44,260	44,260
Dividends Paid	—	—	—	—	(39,857)	(39,857)
At June 30, 2022	53,143,075	5,411	(9,329)	1,189,110	(275,319)	909,873
Distributed treasury shares	129,324	—	1,247	(313)	—	934
Share-based payments	—	—	—	89	—	89
Net income	—	—	—	—	46,587	46,587
Dividends Paid	—	—	—	—	(66,435)	(66,435)
At September 30, 2022	53,272,399	5,411	(8,082)	1,188,886	(295,167)	891,048
Shares issued	409,741	41	—	14,449	—	14,490
Share-based payments	—	—	—	72	—	72
Net income	—	—	—	—	41,434	41,434
Dividends paid	—	—	—	—	(39,954)	(39,954)
At December 31, 2022	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

24	Flex LNG Ltd. Fourth Quarter Results 2022

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2021 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2022.

Out-of-Period Correction
In the year ended December 31, 2022, we recorded an out-of-period adjustment to prospectively correct prior period accounting errors of $1.0 million and $1.9 million relating to the overstatement of our technical ship management fees within vessel operating expenses for the years ended December 31, 2020 and 2021, respectively. As a result of the adjustment, in the year ended December 31, 2022, we recorded a decrease in our vessel operating expense and a decrease to our other current liabilities of $2.9 million. In the year ended December 31, 2022, this adjustment increased the Company's net income by $2.9 million. We evaluated the errors for years ended December 31, 2020 and 2021 and concluded that the accounting errors were not material to the previously issued financial statements. We also evaluated the materiality of the impacts of the out-of-period adjustment required to correct the accounting errors and concluded that it was not material to the estimated income for the full fiscal year ending December 31, 2022 or its effect on the trend in earnings.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

25	Flex LNG Ltd. Fourth Quarter Results 2022

Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through to December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. As of December 31, 2022, the Company has not made any contract modification to replace the reference rate in any of its agreements and had evaluated that there was no impact to its consolidated financial statements.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

26	Flex LNG Ltd. Fourth Quarter Results 2022

(figures in thousands of $, except per share data)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Net income	41,434	46,587	69,430	188,042	162,205

Weighted average number of ordinary shares	53,352,403	53,171,086	53,130,584	53,198,015	53,319,408
Share options	276,091	332,935	176,148	325,851	20,884
Weighted average number of ordinary shares, adjusted for dilution	53,628,494	53,504,021	53,306,732	53,523,866	53,340,292

Earnings per share:
Basic	0.78	0.88	1.31	3.53	3.04
Diluted	0.77	0.87	1.30	3.51	3.04

Dividends paid per share	(0.75)	(1.25)	(0.75)	(3.50)	(1.85)

On November 14, 2022, the Company’s Board of Directors declared a cash dividend for the third quarter of 2022 of $0.75 per share. This dividend was paid on December 6, 2022, to shareholders on record as of December 1, 2022. The ex-dividend date was November 30, 2022.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2022	2022	2021
Cash and cash equivalents	332,329	271,124	200,652
Restricted cash	72	44	518
	332,401	271,168	201,170

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

27	Flex LNG Ltd. Fourth Quarter Results 2022

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2022	2022	2021
Trade accounts receivable, net	4,859	176	5,270
Accrued income	2,152	1,632	7,005
Prepaid expenses	7,888	6,982	2,487
Other receivables	1,428	2,661	2,278
	16,327	11,451	17,040

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2022	2022	2021
Accrued expenses	20,686	18,843	12,607
Deferred charter revenue	32,963	32,039	26,873
Other current liabilities	1,673	1,738	2,901
Provisions	247	247	606
	55,569	52,867	42,987

Note 7: Vessels and equipment, net
Movements in the year ended December 31, 2022 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2022	2,467,470	32,500	2,499,970
At December 31, 2022	2,467,470	32,500	2,499,970

Accumulated depreciation
At January 1, 2022	(143,923)	(13,882)	(157,805)
Charge	(65,724)	(6,495)	(72,219)
At December 31, 2022	(209,647)	(20,377)	(230,024)

Net book value
At January 1, 2022	2,323,547	18,618	2,342,165
At December 31, 2022	2,257,823	12,123	2,269,946

28	Flex LNG Ltd. Fourth Quarter Results 2022

Note 8: Capital commitments

As of December 31, 2022, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback(1)	Period repayment	Balloon repayment (2)	Total
1 year	24,960	74,746	—	99,706
2 years	34,614	65,396	—	100,010
3 years	25,541	75,496	207,000	308,037
4 years	35,200	71,669	—	106,869
5 years	35,521	64,896	—	100,417
Thereafter	423,261	116,747	477,632	1,017,640
Total	579,097	468,950	684,632	1,732,679

(1) Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of the respective charters. Vessel's collateralized under these financing arrangements include Flex Volunteer, Flex Amber, Flex Courageous and Flex Constellation as at December 31, 2022.

(2) The Balloon repayment's represent the Companies long-term debt obligations as of December 31, 2022 and does not reflect re-financings that occurred after the balance sheet date, as referred to in Note 16. Subsequent events.

Note 9: Long-term debt

$375 Million Facility
In March 2022, the Company signed a $375 million term and revolving credit facility with a syndicate of banks. The facility is comprised of a $125 million term loan with a 6 year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility bears interest at SOFR plus a margin of 210 basis points per annum. The commitments under the facility are split as $41.7 million under the term loan tranche and $83.3 million under the revolving credit facility tranche per vessel.

As at December 31, 2022, the revolving tranche of the $375 Million Facility of $250.0 million, was fully drawn.

$320 Million Sale and Leaseback
In April 2022, the Company, through its vessel owning subsidiaries, signed an agreement with an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company was $160 million per vessel, adjusted for an advance hire per vessel.

29	Flex LNG Ltd. Fourth Quarter Results 2022

The term of each lease is 10 years and the Company has options to repurchase the vessels after 3 years. At the expiry of the 10 year charter period the Company has an obligation to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement bears interest at SOFR plus 250 basis points per annum. The facility contains a collateral maintenance test, necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.

In May 2022, upon closing of the transaction and delivery of the vessels Flex Constellation and Flex Courageous, the Company received net consideration, after deducting for financing costs, of $317.1 million. The Company used a portion of the proceeds to prepay the full amount outstanding of $217.2 million under the $250 Million Facility.

Hyundai Glovis Sale and Charterback
In August and September 2022, in connection with the Company's exercise of its call options in June 2022, the vessels Flex Enterprise and Flex Endeavour were re-delivered to the Company. The Company paid an option price of $137.0 million per vessel on settlement. At the date of settlement, the long-term debt for Flex Enterprise and Flex Endeavour had net carrying values of $131.0 million and $130.4 million, respectively. As a result, the Company recorded extinguishment costs of $12.6 million, which included $10.9 million of direct extinguishment costs paid on long-term debt and $1.7 million write-off of unamortized debt issuance costs.

Enterprise $150 Million Facility
In September 2022, the Company signed a $150 million term loan facility ("Enterprise $150 Million Facility") with a syndicate of banks as part of the financing of the vessel Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million ("Tranche A") and a non-amortizing tranche of $83.7 million ("Tranche B") and has an interest of SOFR plus a weighted average margin of 172 basis points per annum. Tranche A will amortize in full over a 6.75 year tenor of the facility. Tranche B will be repaid on the final maturity date, resulting in an average age adjusted repayment profile of 20 years for the facility.

Resolute $150 Million Facility
In December 2022, the Company entered into a $150 million term loan facility for the re-financing of Flex Resolute ("Resolute $150 Million Facility"). The facility has an interest of SOFR plus a margin of 175 basis points per annum and has a tenor of six years, which amortizes reflecting an age adjusted repayment profile of 21 years. In connection with the drawdown, the Company prepaid the full amount outstanding under Flex Resolute tranche of the $629 Million Facility of $113.8 million.

30	Flex LNG Ltd. Fourth Quarter Results 2022

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate notional principal of $691.0 million as per December 31, 2022 (December 31, 2021: $677.8 million).

In October 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $150.0 million. The terminated swaps had a weighted average fixed interest of 2.31% swapped for SOFR and a weighted average remaining duration of 9.74 years. The terminated swaps had a positive fair value position at the date of termination of $14.4 million.

In October 2022, the Company terminated two interest rate swap agreements, with an aggregate notional principal of $100.0 million. The terminated swaps had a weighted average fixed interest of 1.81% swapped for SOFR and a remaining duration of 9.35 years. The terminated swaps each had a positive fair value position at the date of termination of $15.5 million, which was concurrently utilized to enter into an interest rate swap agreement, swapping variable rate interest based on SOFR to a fixed rate of interest of 0.95%. The swap has a notional amount of $181.0 million compared to $100 million prior to the termination and the new maturity date is now April 2025.

In December 2022, the Company entered into an interest rate swap agreement, swapping a variable interest based on SOFR to a fixed rate of interest. The swap has a notional amount of $50.0 million, swapped to a fixed interest rate of 3.28%, with a duration of ten years.

31	Flex LNG Ltd. Fourth Quarter Results 2022

Our interest rate swap contracts as of December 31, 2022, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate	Reference Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	LIBOR
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	LIBOR
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%	LIBOR
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%	LIBOR
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%	LIBOR
Receiving floating, pay fixed	50,000	July 2022	July 2032	2.15%	SOFR
Receiving floating, pay fixed	50,000	July 2022	July 2032	1.91%	SOFR
Receiving floating, pay fixed	181,000	October 2022	April 2025	0.95%	SOFR
Receiving floating, pay fixed	50,000	December 2022	December 2032	3.28%	SOFR
Receiving floating, pay fixed	100,000	March 2026	March 2032	1.26%	SOFR
	691,000

Movements in the year ended December 31, 2022 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total

At January 1, 2022	5,862	(4,764)	1,098
Change in fair value of derivative instruments	73,443	4,764	78,207
Proceeds from termination of derivative instruments	(23,790)	—	(23,790)
At December 31, 2022	55,515	—	55,515

Gain on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Change in fair value of derivative instruments	2,097	27,346	8,257	78,207	24,423
Realized gain/(loss) on derivative instruments	2,778	1,103	(875)	1,475	(6,024)
Gain on derivatives	4,875	28,449	7,382	79,682	18,399

32	Flex LNG Ltd. Fourth Quarter Results 2022

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at December 31, 2022 and December 31, 2021, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

33	Flex LNG Ltd. Fourth Quarter Results 2022

(figures in thousands of $)		December 31,		December 31,
		2022		2021
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	332,329	332,329	200,652	200,652
Restricted cash	Level 1	72	72	518	518
Derivative instruments receivable	Level 2	55,515	55,515	5,862	5,862
Derivative instruments payable	Level 2	—	—	(4,764)	(4,764)
Floating rate debt	Level 2	(1,563,657)	(1,579,878)	(1,206,522)	(1,221,603)
Fixed rate debt	Level 2	(151,074)	(159,698)	(426,897)	(465,287)

There have been no transfers between different levels in the fair value hierarchy during the year ended December 31, 2022.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

Note 12: Related party transactions
Related Party Balances
A summary of receivables due from related parties at December 31, 2022, September 30, 2022 and December 31, 2021 are as follows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2022	2022	2021
Seatankers Management Norway AS	16	16	18
Frontline PLC	—	—	162
Frontline Management AS	—	26	1
Northern Ocean Limited	33	31	47
Avance Gas Trading Ltd	2	—	—
Sloane Square Capital Holdings Ltd	9	7	—
	60	80	228

34	Flex LNG Ltd. Fourth Quarter Results 2022

A summary of payables due to related parties at December 31, 2022, September 30, 2022 and December 31, 2021 are as follows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2022	2022	2021
Frontline Management (Bermuda) Limited	(30)	(31)	(85)
SFL Corporation Ltd	(1)	(1)	(1)
Seatankers Management Co. Ltd	—	(56)	—
Frontline Corporate Services Ltd	(4)	(5)	(30)
Flex LNG Fleet Management AS	(293)	(293)	(232)
Front Ocean Management Ltd	—	(69)	—
	(328)	(455)	(348)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Administration services fees
Seatankers Management Co. Ltd	(127)	(55)	(61)	(225)	(144)
Front Ocean Management AS	(75)	(45)	(55)	(226)	(55)
Front Ocean Management Ltd	(107)	(69)	—	(258)	—
Frontline Management (Bermuda) Limited	(30)	(36)	(97)	(272)	(288)
Golden Ocean Management AS	—	—	—	—	(1)

Technical Management fees
Flex LNG Fleet Management AS	(904)	(864)	(811)	(3,489)	(3,235)

Office facilities
Frontline PLC	—	—	(2)	—	(2)
Seatankers Management Norway AS	(14)	(16)	—	(58)	(59)
Frontline Management AS	—	—	—	10	(184)

Chartering services fees
FS Maritime SARL	—	—	(34)	(32)	(337)

Accounting support income
Northern Ocean Limited	—	2	2	6	7
Sloane Square Capital Holdings Ltd	2	—	—	8	—
Avance Gas Trading Limited	2	—	—	4	—
Total related party transactions	(1,253)	(1,083)	(1,058)	(4,532)	(4,298)

35	Flex LNG Ltd. Fourth Quarter Results 2022

Note 13: Share capital
In November 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering ("ATM").

In December 2022, 409,741 ordinary shares were issued under the ATM, for aggregate net proceeds of $14.5 million.

Following the issuance, the Company has an issued share capital at December 31, 2022 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2021: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

Note 14: Treasury shares
As of December 31, 2022, the Company holds an aggregate of 838,185 shares at a cost of $8.1 million, with a weighted average cost of $9.64 per share, pursuant to the buy-back program which ceased in November 2021.

Note 15: Share based compensation
In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and settled by the Company through the transfer of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The adjusted exercise price at the date of exercise was $4.90 (or NOK 42.84 ), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.
In May, 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.

36	Flex LNG Ltd. Fourth Quarter Results 2022

In September 2022, 146,250 share options, under the September 2021 Tranche, were exercised by holders and settled by the Company through the transfer of 129,324 treasury shares. Øystein M. Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, exercised 62,500 share options and subsequently sold 62,500 ordinary shares. Following this exercise, Mr. Kalleklev holds 50,000 ordinary shares and 187,500 share options in the Company. Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, exercised 30,000 share options and subsequently sold 30,000 ordinary shares. Following the exercise, Mr. Traaholt holds 90,000 share options in the Company.
As at December 31, 2022, the Company had 488,750 outstanding non-vested share options (December 31, 2021: 615,000), with a weighted average adjusted exercise price of $12.87 (December 31, 2021: $14.21) and a weighted average remaining contractual term of 3.7 years (December 31, 2021: 4.6 years). The number of outstanding vested share options as at December 31, 2022 was nil (December 31, 2021: nil). Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events
In January 2023, the Company entered into an interest rate swap agreement with a notional principal of $50 million. The swap has a fixed interest of 3.26% swapped for SOFR and a duration of ten years.

In January 2023, the Company signed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis, to re-finance their existing facilities, the Flex Amber Sale and Leaseback and the Flex Artemis tranche of the $629 Million Facility, respectively. Under the terms of the agreements, the vessels will be sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and the Company have the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The Flex Amber Sale and Leaseback was closed in February 2023 and Flex Artemis, which is subject to customary closing conditions, is expected to be closed in late February 2023.

37	Flex LNG Ltd. Fourth Quarter Results 2022

In February 2023, the Company received credit approved term sheets for a $290 million term and revolving credit facility, for the vessels, Flex Freedom and Flex Vigilant, to re-finance their remaining tranches of the $629 Million Facility. The facility has an interest of SOFR plus a margin of 185 basis points per annum. The facility is split as a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of 6 years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years. The agreement is expected to be signed in the first quarter 2023 and is subject to final documentation and customary closing conditions.

On February 13, 2023, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.75 per share. This dividend will be paid on or around March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date will be February 22, 2023.

Also on February 13, 2022, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.25 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend is a special, dividend and will be paid on or around March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date will be February 22, 2023.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

38	Flex LNG Ltd. Fourth Quarter Results 2022

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Net income/(loss)	41,434	46,587	69,430	188,042	162,205
Interest income	(1,060)	(649)	(21)	(2,005)	(41)
Interest expense	24,538	21,563	14,365	76,596	56,221
Write-off of unamortized debt issuance costs	1,555	1,698	1,209	4,977	1,209
Income tax expense	44	27	71	98	99
Depreciation	18,204	18,204	18,272	72,224	69,833
EBITDA	84,715	87,430	103,326	339,932	289,526
Extinguishment costs paid on long-term debt	192	10,933	—	11,125	—
(Gain)/loss on derivatives	(4,875)	(28,449)	(7,382)	(79,682)	(18,399)
Foreign exchange (gain)/loss	(954)	947	(428)	967	(307)
Adjusted EBITDA	79,078	70,861	95,516	272,342	270,820

39	Flex LNG Ltd. Fourth Quarter Results 2022

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives* as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

40	Flex LNG Ltd. Fourth Quarter Results 2022

(Unaudited figures in thousands of $, except per share data)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Net income	41,434	46,587	69,430	188,042	162,205
Extinguishment costs of long-term debt	1,747	12,631	1,209	16,102	1,209
Change in assets/liabilities of derivative instruments*	12,305	(17,958)	(8,257)	(54,417)	(24,423)
Foreign exchange (gain)/loss	(954)	947	(428)	967	(307)
Adjusted net income	54,532	42,207	61,954	150,694	138,684

Weighted average number of ordinary shares	53,352,403	53,171,086	53,130,584	53,198,015	53,319,408
Denominator for diluted earnings per share	53,628,494	53,504,021	53,306,732	53,523,866	53,340,292

Adjusted basic earnings per share	1.02	0.79	1.17	2.83	2.60
Adjusted diluted earnings per share	1.02	0.79	1.16	2.82	2.60

*In the third quarter 2022, the Company changed the calculation of the Adjusted Net Income to deduct the changes in the assets/liabilities of derivative instruments from net income to arrive at adjusted net income. In prior quarters, the Company only deducted the gain/loss on derivatives from net income to arrive at adjusted net income. The Company has retroactively adjusted for this change in the prior period comparative calculations for adjusted net income. The Company has made this change in the calculations of adjusted net income due to the changing interest rate environment, reference rate change to SOFR and increased Company activities in the re-financings of long-term debt, which have resulted in the realized portions of gains/losses in derivatives becoming more material to the Company, whereas in previous periods this has not been material to the Company. The Company's management re-evaluated the calculation of the non-GAAP measure given the increasing materiality of realized gains/losses in the period to more accurately align with the Companies objective of representing the Companies underlying business and financial performance to investors in addition to closer aligning with peers.

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly

41	Flex LNG Ltd. Fourth Quarter Results 2022

comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Vessel operating revenues	97,929	91,260	114,589	347,917	343,448
Less:
Voyage expenses	(217)	(434)	(1,037)	(2,517)	(3,334)
Time charter equivalent income	97,712	90,826	113,552	345,400	340,114

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Time charter equivalent income	97,712	90,826	113,552	345,400	340,114

Fleet onhire days	1,196	1,196	1,184	4,744	4,563
Time charter equivalent rate	81,699	75,941	95,908	72,806	74,536

42	Flex LNG Ltd. Fourth Quarter Results 2022